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                                                                      EXHIBIT 28

FOR IMMEDIATE RELEASE
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FOR:     INVESCO PLC                          Contact: Hubert L. Harris/INVESCO
         A I M Management Group Inc.                   (404) 892-0896
                                                       Ivy McLemore/AIM
                                                       (713) 214-1904
                                                       Jim Marren/Powell Tate
                                                       (212) 521-5210

                       INVESCO AND A I M MANAGEMENT GROUP
                           AGREE TO STRATEGIC MERGER,
               CREATING MAJOR NEW INDEPENDENT INVESTMENT MANAGER

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         COMPANY TO HAVE $150 BILLION IN TOTAL ASSETS UNDER MANAGEMENT

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         LONDON, NOVEMBER 4, 1996 -- INVESCO PLC (LSE: INM AND NYSE: IVC), one
of the largest independent investment management groups, and privately-held
A I M Management Group Inc., one of the U.S.'s largest and fastest growing mutual fund managers, announced today that they have signed an agreement to merge, creating one of the largest independent investment management businesses in the world. This merger of equals is expected to create a company that will be a leader in the global investment management industry.

         The businesses of INVESCO and AIM will continue to operate under their existing names after the merger. The listed holding company will be renamed AMVESCO PLC.

         The merger values of AIM at approximately $1.6 billion (L1 billion) and is expected to be complete in February 1997.

                            THE NEW COMPANY: AMVESCO

         As a combined organization, AMVESCO will have:

         o       Approximately $150 billion in assets under management

         o Pro forma combined revenue and net income for the nine months ended Sept. 30, 1996 of L355 million ($568 million) and L70 million ($112 million)



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         o       A major global presence with a broad array of products across multiple distribution channels

         o Ownership by existing AIM shareholders of approximately 45 percent of the enlarged group, with substantial restrictions on sales of shares.

         The merger brings together two investment management leaders with complementary strengths: INVESCO PLC's strong franchise in the institutional and international arenas and AIM's strong investment performance and sales record in domestic mutual fund management; INVESCO's directly marketed no-load mutual fund family and AIM's mutual fund family marketed through more than 120,000 financial consultants in the U.S.

                           BENEFITS OF THE TRANSACTION

         As a result of the merger:

         o INVESCO will gain immediate access to one of the most successful distribution networks in the U.S.

         o INVESCO will be able to introduce to its institutional clients products based on AIM's "earnings momentum" style

         o AIM will be able to offer a much broader range of investment products, encompassing value and international funds

         o       AIM obtains the benefit of the INVESCO global network

         o AIM will be able to utilize INVESCO's established capabilities in the defined contribution market

         "AMVESCO will be a major investment management company with the scale necessary for success as a financially strong and independent business, operating in an increasingly concentrated industry," said Charles W. Brady, INVESCO's chairman and chief executive officer.

         "AMVESCO will have a broad product range which, combined with an expanded U.S. distribution capability and a global infrastructure, offers particularly exciting prospects for future growth," he said.



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         "The synergies of this combination are truly compelling," said Charles
T. Bauer, AIM's chairman and chief executive officer. "AMVESCO will have the kind of global reach that will be essential to preserve a strong competitive edge in our industry as we enter the next century.

         "In addition, AIM and INVESCO have prided themselves on their independence," he said. "This strategic merger will strengthen both companies and at the same time preserve our independent cultures, which have been so essential to our success."

                       NEW COMPANY MANAGEMENT, STRUCTURE

         Mr. Brady, 61, will be chairman and chief executive officer of AMVESCO and Mr. Bauer, 77, will be vice chairman. In addition to Mr. Brady, the board of AMVESCO will consist of eight executive directors, four of whom will be existing INVESCO directors and four of whom will be existing AIM directors, and six non-executive directors, three to be selected by INVESCO and three to be selected by AIM.

         AMVESCO will consist of two major complementary businesses, one comprising its U.S. institutional and international businesses, and the other comprising its U.S. retail businesses. Each of these two businesses will be directed by a separate management committee.

         Mr. Brady will head the management committee for AMVESCO's institutional and international businesses. Robert Graham, 49, currently president and chief operating officer of AIM, will head the management committee directing the North American retail businesses.

         No changes are planned in the way the existing INVESCO and AIM businesses are operated. The two companies anticipate no reductions in workforce following the merger.

         "We believe we now have a direct competitive advantage in serving both the no-load investor and the financial consultant, through the separately operated INVESCO and AIM fund groups," said Mr. Graham. "AMVESCO will be particularly well positioned to achieve a high degree of penetration in the fast growing U.S. defined contribution pension plan market."



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                              BACKGROUND: INVESCO

         INVESCO is one of the largest independent global investment management groups with over $91 billion (L58 billion) of assets under management, offering a broad range of investment products and global management capabilities to institutional clients and individual investors in the United States, Europe and the Pacific region.

         INVESCO has a strong global defined benefit pension business and maintains full coverage of the U.S. defined contribution market, including plan administration and investment management. The company is one of the largest independent managers of institutional tax exempt funds in the U.S. and of 401(k)/457 plan assets in the U.S.

                                BACKGROUND: AIM

         AIM was founded in 1976 by Mr. Bauer, Mr. Graham, and Gary Crum, who currently serves as president of A I M Capital Management, Inc. As of Sept. 30, 1996, AIM was ranked by Strategic Insight, Inc. as the 13th largest mutual fund management group in the U.S., based on net assets under management, with a full range of equity, fixed-income, and money market funds including an international equity fund and five global funds. AIM's assets under management increased from $25.3 billion in 1993 to $57.1 billion on Sept. 30, 1996, a 34.5 percent compound growth rate. During this period, net sales accounted for 66 percent of AIM's asset growth.

         The AIM Family of Funds--Registered Trademark-- includes 33 retail funds and nine institutional money market portfolios. AIM's retail funds are distributed nationwide primarily through national, regional, independent and bank- affiliated financial consultants. Its institutional portfolios are among the nation's largest fixed income funds.

         AIM has over 3 million shareholder accounts and over 1,200 employees. In addition to its headquarters in Houston, AIM has offices in Austin, Texas and London.



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                             THE MERGER TRANSACTION

         The merger, which is conditional on, among other things, approval by the shareholders of both INVESCO and AIM as well as the holders of INVESCO and AIM mutual funds and institutional clients, will be effected by the purchase by INVESCO of all the issued share capital of AIM.

         The consideration will be satisfied principally by issuing to the shareholders of AIM 290 million new ordinary shares of INVESCO valued at approximately $1.1 billion. The balance of the consideration will be payable in cash which INVESCO intends to raise partly from new bank debt and partly from the proceeds of a proposed one-for-five rights issue. Further details of the fund raising will be announced in due course.

         The merger will be broadly neutral to the earnings per share of INVESCO (to be renamed AMVESCO) in the 1997 period.

         INVESCO is being advised by BT Wolfensohn; AIM is being advised by Liquid Distribution Systems, Inc. and Merrill Lynch & Co.

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